Exhibit 17.1 Guarantors and Issuers of Guaranteed Securities

All of the securities in the table below are fully and unconditionally guaranteed by PartnerRe Ltd.

Description of securities	Issuer
$500 million of senior notes due 2029	PartnerRe Finance B LLC
$500 million of junior subordinated notes due 2050	PartnerRe Finance B LLC
€750 million of senior notes due 2026	PartnerRe Ireland Finance DAC
$62 million of capital efficient notes due 2066	PartnerRe Finance II Inc